Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EARLY TENDER RESULTS FOR

CERTAIN SENIOR SECURED NOTES AND

EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, APRIL 8, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of U.S.$597,153,000 of the outstanding 9.250% Senior Secured Notes due 2020 (the “2020 Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch, and U.S.$602,580,000 of the outstanding 9.000% Senior Secured Notes due 2018 (the “2018 Notes” and, together with the 2020 Notes, the “Notes”) issued by CEMEX tendered their Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on April 7, 2014 (the “Early Tender Date”), pursuant to CEMEX Finance LLC’s (“CEMEX Finance”) previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$1,080 million (the “Aggregate Maximum Tender Amount”) of the outstanding Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated March 25, 2014 and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that CEMEX Finance has accepted for purchase, as well as the proration factor for the 2018 Notes:

Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Total Consideration	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted for Purchase	Proration Factor
9.250% Senior Secured Notes due 2020	CEMEX España, S.A., acting through its Luxembourg Branch	151288AA5 / US151288AA51 E28087AA7 / USE28087AA77	U.S.$1,192,996,000	U.S.$1,102.50 per U.S.$1,000 Principal Amount	1	U.S.$597,153,000	U.S.$597,153,000	N/A

9.000% Senior Secured Notes due 2018	CEMEX, S.A.B. de C.V.	151290AW3 / US151290AW36 P2253THR3 / USP2253THR34	U.S.$1,650,000,000	U.S$1,092.50 per U.S.$1,000 Principal Amount	2	U.S.$602,580,000	U.S.$482,847,000	78.54% (1)

(1) If, after applying such proration factor, any holder of tendered 2018 Notes would be entitled to a credit or return of a portion of tendered 2018 Notes that is less than the minimum authorized denomination for such 2018 Notes, then all of the 2018 Notes tendered by the holder will be accepted without proration.

Because Notes in excess of the Aggregate Maximum Tender Amount have been validly tendered in the Tender Offer on or prior to the Early Tender Date, CEMEX Finance has accepted for purchase all U.S.$597,153,000 of the tendered 2020 Notes and only U.S.$482,847,000 of the tendered 2018 Notes. CEMEX Finance will pay holders of 2018 Notes tendered on or prior to the Early Tender Date on a pro rata basis according to the pro ration procedures described in the Offer to Purchase. The early settlement date on which CEMEX Finance will make payment for such 2020 Notes and 2018 Notes accepted in the Tender Offer is expected to be April 9, 2014 (the “Early Settlement Date”). Holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase (subject to application of the proration factor in the case of the 2018 Notes) are entitled to receive U.S.$1,102.50 per U.S.$1,000 principal amount of 2020 Notes and U.S$1,092.50 per U.S.$1,000 principal amount of 2018 Notes accepted for purchase, which includes, in each case, an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes will be approximately U.S.$1.22 billion. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC acted as Dealer Managers for the Tender Offer. The Information Agent and Tender Agent for the Tender Offer was D.F. King & Co., Inc.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. The Tender Offer is not being made to, nor will CEMEX Finance accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX Finance, the Dealer Managers, the tender agent, the information agent or the trustee under the indentures governing the Notes, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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